Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in thousands, except per share data)		(Dollars in thousands, except per share data)
	(unaudited)		(unaudited)
Net Income	$666	$1,016	$1,591	$1,926

Weighted Average Shares Outstanding	2,667,204	2,663,448	2,665,384	2,658,261

Basic Earnings Per Share	$0.25	$0.38	$0.60	$0.72

Net Income	$666	$1,016	$1,591	$1,926

Weighted Average Shares Outstanding	2,667,204	2,663,448	2,665,384	2,658,261
Net Effect of Dilutive Stock Options	1,828	3,566	1,025	3,774

Weighted Average Diluted Shares Outstanding	2,669,032	2,667,014	2,666,409	2,662,035

Diluted Earnings Per Share	$0.25	$0.38	$0.60	$0.72